SECURITIES ANDEXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.   Type of security or securities.
-------   -------------------------------

          Series BB Floating Rate Senior Notes due August 25, 2009
          (the "Notes")

Item 2.   Issue, renewal or guaranty.
-------   ---------------------------

          Issue

Item 3.   Principal amount of each security.
-------   ----------------------------------

          $250,000,000

Item 4.   Rate of interest per annum of each security.
-------   --------------------------------------------

          The per annum interest rate on the Notes will be reset quarterly based on three-month LIBOR plus 0.19%.

Item 5.   Date of issue, renewal or guaranty of each security.
-------   ----------------------------------------------------

          August 25, 2004

Item 6.   If renewal of security, give date of original issue.
------    ----------------------------------------------------

          Not Applicable

Item 7.     Date of maturity of each security.
-------     ----------------------------------

            August 25, 2009

Item 8.     Name of person to whom each security was issued, renewed or
-------     -----------------------------------------------------------
            guaranteed.
            -----------

            The Company issued and sold the Notes to BNY Capital Markets, Inc., Goldman, Sachs & Co., and Wachovia Capital Markets, LLC, as the Underwriters, pursuant to an Underwriting Agreement dated
            August 19, 2004.

Item 9.     Collateral given with each security, if any.
-------     --------------------------------------------

            None

Item 10.     Consideration received for each security.
--------     -----------------------------------------

             $248,750,000 (99.50% of the principal amount)

Item 11.     Application of proceeds of each security.
--------     -----------------------------------------

             The proceeds from the sale of the Notes will be applied by the Company to repay a portion of its outstanding short-term debt.

Item 12.     Indicate by a check after the applicable statement below
--------     --------------------------------------------------------
             whether the issue, renewal or guaranty of each security was
             -----------------------------------------------------------
             exempt from the provisions of Section 6(a) because of:
             ------------------------------------------------------


                  a. the provisions contained in the first sentence of Section
                      6(b)___

                  b. the provisions contained in the fourth sentence of Section
                     6(b)___

                  c. the provisions contained in any rule of the Commission
                     other than Rule U-48_X_

Item 13. Not Applicable.
------------------------

Item 14. Not Applicable.
------------------------

Item 15.     If the security or securities are exempt from the
--------     -------------------------------------------------
             provisions of Section 6(a) because of any rule of the
             -----------------------------------------------------
             Commission other than Rule U-48, designate the rule under
             ---------------------------------------------------------
             which exemption is claimed.
             ---------------------------

             Rule 52


Date: August 27, 2004                    ALABAMA POWER COMPANY



                                         By:/s/Wayne Boston
                                               Wayne Boston
                                              Assistant Secretary